UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Bogotá D.C., April 25, 2019

AVIANCA HOLDINGS ANNOUNCES MANAGEMENT CHANGE

Mr. Hernán Rincón Lema has tendered to our board of directors his resignation as Chief Executive Officer effective April 30, 2019, the terms of which were finalized on April 24, 2019. Prior to his departure, Mr. Rincón will remain our “principal executive officer” for SEC reporting purposes. Pursuant to our bylaws and Amended & Restated Joint Action Agreement, we have already retained a third-party international consulting firm to assist us in searching for a successor for Mr. Rincón. Our board of directors has resolved that, if a successor Chief Executive Officer is not appointed prior to the departure of Mr. Rincón, our Secretary Mr. Renato Covelo, who has been acting as Legal Vice President and General Counsel since December 2016, shall become our interim Chief Executive Officer until a successor has been appointed. If Mr. Covelo becomes our interim Chief Executive Officer, Mr. Richard Galindo, who has been acting as our Legal Director since February 2017, will become our interim Secretary.

For further information please contact:

Avianca Investor Relations

+ 571-5877700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

+571 587 77 00 – 2474, 1349

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo

	Name:	Renato Covelo
	Title:	Vice President Senior General Counsel